Via Facsimile and U.S. Mail
Mail Stop 4720

June 29, 2009

Geoffrey P. Kempler
Chief Executive Officer
Prana Biotechnology Limited
Level 2, 369 Royal Parade
Parkville, Victoria 3052
Australia

> **Re:** **Prana Biotechnology Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2008**
> **Filed September 25, 2008**
> **File No. 000-49843**

Dear Mr. Kempler:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director

cc: Steven J. Glusband
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, NY 10005-2072